January 14, 2005

Mr. Steven Smith, Mr. Stephen Lewis and Mr. Peter Hamilton
Members of the Board of Directors ActiveCore Technologies, Inc.
Suite 210 - 156 Front Street West,
Toronto, Ontario,

Dear Steve, Stephen and Peter:

It is with great regret that I wish to advise that I need to tender my resignation and retire, with immediate effect, as an officer and director of Activecore Technologies, Inc. and its various subsidiaries including Twincentric Limited, MDI Solutions Inc., Activecore Technologies Limited, ActiveCore Technologies UK Limited and C Comm Network Corporation.

As you may know, since early 2004, I have been experiencing a deteriorating condition that will require that I undergo certain medical procedures and other treatments that will restrict the amount of time and attention that I can devote to ActiveCore's operations and governance. Moreover it is of paramount importance to my future health that I remove as many stress related activities as possible. While I do not feel that ActiveCore is a stressful environment the activity levels and speed at which we have been building the company have taken its toll on my health and I need time to recover and prepare for an operation that I will need to undergo in the next few months.

I want to assure the remaining members of the board that my resignation/retirement is in no way based on any disagreement that I have with any manager or employee of the company nor is it based on any concern with regard to our financial condition and activities, corporate governance, strategic or tactical plans and direction or any other item or issue. I have a great deal of respect for, trust and faith in the other members of the management group and believe that my departure will not restrict the company from growing its revenues and profitability. We have a strong base of executives in the company that manage the day to day operations of the various subsidiaries and both Peter Hamilton and John Choy are fully capable of managing the public company reporting and finance side of the parent company.

I would be pleased, time and medical condition permitting, to continue to offer whatever assistance I can to the company and to the board members for continuity purposes.

Sincerely yours,


Brian J. MacDonald